SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                         North Central Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  658418-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                      N/A
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 658418-10-8                  13G                    Page 2 of 5 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     First Federal Savings Bank of Iowa - Employee Stock Ownership Plan

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0

               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          66,881

               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0

               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            184,824

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     184,82

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.67% of 1,911,880 shares of common stock outstanding as of December 31, 2000

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     EP

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 658418-10-8                13G                    Page 2B of 7 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     First Federal Savings Bank of Iowa - Employee Stock Ownership Plan

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Committee of Board of Directors of federal savings bank operating in Iowa.

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0

               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          66,881

               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0

               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            184,824

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     184,824

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.67% of 1,911,880 shares of common stock outstanding as of December 31, 2000

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

            North Central Bancshares, Inc.

--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

            825 Central Avenue
            Fort Dodge, Iowa  50501

--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

            First Federal Savings Bank of Iowa
            Employee Stock Ownership Plan and Trust
            Trustee: First Bankers Trust Company, N.A.



--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            1201 Broadway
            Quincy, IL  62301

--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

            Employee benefit plan of Iowa corporation.

--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share ("Common Stock")

--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

            658418-10-8

--------------------------------------------------------------------------------
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 658418-10-8                  13G                    Page 4 of 7 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:   184,824


     (b)  Percent of class:   9.67%


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote      0


          (ii)  Shared power to vote or to direct the vote    66,881


          (iii) Sole power to dispose or to direct the disposition of    0


          (iv)  Shared power to dispose or to direct the disposition of  184,824

The reporting person is a tax qualified employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by First Bankers Trust Company, N.A., as Plan Trustee, as of December 31, 2000. As of December 31, 2000, 117,943 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 66,881 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustee, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee (who is instructed by the ESOP Committee) shares dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustee (who is instructed by the ESOP Committee) shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.


--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable


--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

--------------------------------------------------------------------------------
Item 8.  Identification  and  Classification  of Members of the Group.

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.


--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

         Not applicable.

--------------------------------------------------------------------------------
Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              FIRST FEDERAL SAVINGS BANK OF IOWA EMPLOYEE STOCK OWNERSHIP PLAN

By: First Bankers Trust Company, N.A., as Trustee of the First Federal Savings Bank of Iowa Employee Stock Ownership Plan


                                        February 6, 2001
                                        ----------------------------------------
                                        (Date)


                                    By: /s/Carmen Walch
                                        ----------------------------------------
                                        (Signature)


                                        Carmen Walch, Trust Officer
                                        ----------------------------------------
                                        (Name/Title)


                      ESOP COMMITTEE

                                    By: /s/ Howard A. Hecht
                                        ----------------------------------------
                                        Howard A. Hecht, Member


                                    By: /s/ KaRene Egemo
                                        ----------------------------------------
                                        KaRene Egemo, Member


                                    By: /s/ Melvin R. Schroeder
                                        ----------------------------------------
                                        Melvin R. Schroeder, Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).